EXHIBIT 99.1

Press Release                                               Source: Elscint Ltd.

Elscint Ltd. Reports Second Quarter 2005 Results

Tuesday September, 4:30 pm ET

TEL AVIV, Israel, Sept. 6 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE:
ELT - News), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News), today announced its results for the second quarter of 2005 and for the six month period ended June 30, 2005.


Second Quarter Results

Consolidated revenues for the second quarter of 2005 were New Israeli Shekel ("NIS") 89.3 million (US $19.5 million) compared to NIS 72.8 million reported in the second quarter of 2004.

Revenues from hotel operations and management for the second quarter of 2005 increased to NIS 66.7 million (US $14.6 million) compared to NIS 57.2 million in the corresponding quarter last year. This increase is primarily the result of an increase in revenues from the Victoria Park Plaza Hotel in London and to the commencement of operations of the Riverbank Park Plaza Hotel in mid April 2005. The increase was partially offset by a decrease in revenues from the Aquatopia attraction, located within the Astrid Park Plaza Hotel, due to the suspension of operations of this attraction in April-May 2005 for redesign.

Revenues from operations of the Arena commercial and entertainment center in Herzlia, Israel ("the Arena") for the second quarter of 2005 increased to NIS
14.5 million (US $3.2 million) compared to NIS 12.3 million in the second quarter of 2004. This increase is attributed to higher occupancy rates in the Arena.

Revenues from sales of goods in the second quarter of 2005 were NIS 4.8 million (US $1.0 million). There were no revenues from sale of goods during the second quarter of 2004. The sales this year were attributed to the operations of Mango Israel Clothing and Footwear Ltd. ("Mango"), the wholly owned Israeli subsidiary that was acquired by Elscint in May 2005.

Revenues from asset leasing for the second quarter of 2005 were NIS 3.3 million (US $0.7 million) compared to NIS 3.3 million in the corresponding quarter of 2004.

Gross profit for the second quarter of 2005 was NIS 31.2 million (US $6.8 million) compared to NIS 24.6 million in the second quarter of 2004. This increase is attributable to an a rise in revenues in the hotel segment and to the gross profit derived from the Mango operations.

Operating loss in the second quarter of 2005 was NIS 3.9 million (US $0.8 million) compared to NIS 1.3 million in the second quarter of 2004. The operating loss increased over the corresponding quarter of last year due to: (i) an increase in hotel depreciation, amortization and other operational expenses mainly due to the commencement of operations of the Riverbank Park Plaza Hotel;
(ii) an increase in initiation expenses; (iii) an increase in selling and marketing expenses attributable to the operations of Mango; and (iv) an increase in general and administrative expenses associated with the commencement of the Mango operations in May 2005.

Loss from continuing operations for the second quarter of 2005 was NIS 43.0 million (US $9.4 million), or NIS 2.55 (US $0.56) basic loss per share, compared to NIS 18.0 million, or NIS 1.08 basic loss per share, for the second quarter of 2004. The increase in loss from continuing operations is primarily the result of exchange rate fluctuations of the NIS versus the US Dollar, which resulted in an increase in finance expenses, net, to NIS 24.7 million (US $5.4 million) from NIS 12.3 million for the corresponding quarter of last year, and an increase in other expenses, net to NIS 12.8 million ($2.8 million) for the second quarter of 2005 compared to NIS 1.5 million in the second quarter of 2004, which is attributable mainly to an impairment loss of fixed assets and investments charged to the profit and loss account in the second quarter of 2005.

Loss from discontinuing operation for the second quarter of 2005 was NIS 2.1 million (US $0.5 million) or NIS 0.12 (US $0.03) basic loss per share, compared to a net profit from discontinuing operation of NIS 2.6 million or NIS 0.15 basic earnings per share, for the corresponding quarter last year. This decrease is primarily attributable to exchange rate fluctuations of the NIS versus the US Dollar, with respect to monetary assets and liabilities related to discontinuing operation.

Loss for the second quarter of 2005 was NIS 45.1 million (US $9.9 million), or NIS 2.67 (US $0.59) basic loss per share, as compared to NIS 15.4 million, or NIS 0.93 basic loss per share, for the second quarter of 2004.


Six-Month Results

Consolidated revenues for the six-month period ended June 30, 2005, were NIS
160.7 million (US $35.2 million) compared to NIS 138.9 million reported for the corresponding six-month period in 2004.

Revenues from hotel operations and management for the six-month period ended June 30, 2005 increased to NIS 121.2 million (US $26.5 million), compared to NIS
109.3 million in the corresponding period of 2004. This increase is attributable to: (i) an increase in revenues from the Victoria Park Plaza Hotel in London;
(ii) the commencement of operations of the Riverbank Park Plaza Hotel in mid-April 2005; and (iii) an increase in the revenues from the Centreville Apartment Hotel in Bucharest, Romania. The increase was partially offset by a decrease in revenues from the Aquatopia attraction located within the Astrid Park Plaza Hotel, due to the suspension of operations of this attraction in April-May 2005 for redesign. Revenues from operations of the "Arena" for the six-month period ended June 30, 2005 increased to NIS 28.1 million (US $6.1 million) compared to NIS 23.0 million in the same period of 2004. This increase is primarily attributable to higher occupancy rates in the Arena.

Revenues from sales of goods for the six-month period ended June 30, 2005 were NIS 4.8 million (US $1.1 million). This compares to no revenues from the sale of goods in the corresponding six-month period last year, as these sales are generated from the operations of Mango Israel Clothing and Footwear Ltd., the wholly owned Israeli subsidiary that was acquired in May 2005.

Revenues from asset leasing for the six-month period ended June 30, 2005 were NIS 6.6 million (US $1.4 million), compared to NIS 6.6 million in the six-month period ending June 30, 2004.

Gross profit for the six-month period was NIS 50.7 million (US $11.1 million) compared to NIS 44.3 million in the corresponding period of last year. This increase is attributable to a rise in revenues in the hotel segment and to the gross profit derived from the Mango operations.

Operating loss for the six-month period ended June 30, 2005 was NIS 9.2 million (US $2.0 million), compared to NIS 6.2 million in the corresponding period last year. The operating loss increased over the corresponding six-month period of last year due to: (i) an increase in hotel depreciation, amortization and other operational expenses mainly due to the commencement of operations of the Riverbank Park Plaza Hotel; (ii) an increase in initiation expenses attributed mainly to expenses incurred with respect to Elscint's unsuccessful participation in the tender offer for the award of the franchise to operate a television channel in Israel; and (iii) an increase in general and administrative expenses. The increase was partially offset by a decrease in selling and marketing expenses associated with the operations of the Arena.

Loss from continuing operations for the six-month period ended June 30, 2005, was NIS 59.4 million (US $13.0 million) or NIS 3.48 (US $0.76) basic loss per share, compared to NIS 38.0 million, or NIS 2.28 basic loss per share, for the corresponding period of last year. This increase is primarily the result of exchange rate fluctuations between the NIS and the US Dollar. These fluctuations resulted in an increase in finance expenses, net, to NIS 36.1 million (US $7.9 million) for the six-month period ended June 30, 2005, from NIS 23.8 million for the six-month period of last year, and increased other expenses, net to NIS 9.9 million (US$2.2 million) in the six month period ended June 30,2005 from NIS 2.2 million in the corresponding period of last year, which is attributable to impairment loss of fixed assets and investments charges to the profit and loss account for the six month period ended June 30,2005.

Loss from discontinuing operation for the six-month period ended June 30, 2005 was NIS 3.0 million (US $0.6 million), or NIS 0.18 (US $0.04) basic loss per share, compared to a net profit from discontinuing operation of NIS 1.4 million or NIS 0.08 basic earnings per share, for the corresponding period of last year. This decrease is primarily attributable to exchange rate fluctuations of the NIS versus the US Dollar, with respect to monetary assets and liabilities related to discontinuing operation.

The six-month period ended June 30,2005 also included a gain in the amount of NIS 3.5 million (US $0.8 million), or NIS 0.21 (US $0.05) basic earnings per share, due to the accumulated effect associated with applying a new Israeli accounting standard from the beginning of the year, January 1, 2005.

Loss for the six-month period ended June 30, 2005 was NIS 58.9 million (US $12.9 million), or NIS 3.45 ($0.75) basic loss per share, as compared to NIS 36.7 million, or NIS 2.20 basic loss per share, for the corresponding period last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe, the Arena commercial and entertainment center in Israel and since May 2005, also in the retail fashion business through Mango.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

     For Further Information:
     Company Contact             Investor Contact
     Marc Lavine                 Kathy Price
     Elscint Ltd.                The Global Consulting Group
     +972-3-608-6011             +212-983-1702, x212
     Mlavine@elscint.net         kprice@annemcbride.com

              Condensed Consolidated Statement of Operations(*)

                                         Three months ended  Six months ended
                                               June 30,           June 30,
                                            2005     2004      2005     2004
                                             (Unaudited)       (Unaudited)
                                                     NIS (thousands)
    Revenues
    Hotels operations and management       66,689   57,192   121,232  109,279
    Commercial center operations           14,523   12,275    28,086   23,047
    Asset leasing                           3,304    3,326     6,609    6,606
    Retail revenue                          4,787       -      4,787       -
                                           89,303   72,793   160,714  138,932
    Cost of revenues
    Hotels operations and management       39,316   33,739    76,610   67,750
    Commercial center operations           16,422   13,702    30,269   25,245
    Asset leasing                             755      778     1,514    1,635
    Retail cost                             1,653       -      1,653       -
                                           58,146   48,219   110,046   94,630

    Gross profit                           31,157   24,574    50,668   44,302
    Hotels' depreciation, amortization
     and operating expenses                18,852   15,107    32,834   29,577
    Initiation expenses                     2,366      182     5,495      359
    Selling and marketing expenses          5,159    4,172     6,073    7,712
    General and administrative expenses     8,631    6,398    15,477   12,833
                                           35,008   25,859    59,879   50,481
    Operating loss before finance
     expenses, net                         (3,851)  (1,285)   (9,211)  (6,179)
    Finance expenses, net                 (24,645) (12,304)  (36,055) (23,766)
    Operating loss after finance
     expenses, net                        (28,496) (13,589)  (45,266) (29,945)
    Other expenses, net                   (12,799)  (1,472)   (9,930)  (2,230)
    Loss before income taxes              (41,295) (15,061)  (55,196) (32,175)
    Income taxes (tax benefits)              (209)   1,174       451    2,418
    Loss after income taxes               (41,086) (16,235)  (55,647) (34,593)
    Share in loss of an
     associated company                    (1,495)  (1,260)   (2,967)  (2,772)
    Minority interest in loss
     of a subsidiary                         (393)    (477)     (789)    (683)
    Loss from continuing Operations       (42,974) (17,972)  (59,403) (38,048)
    Net profit from
     discontinuing operation               (2,102)   2,568    (2,957)   1,378
    Cumulative effect for the
     beginning of the year due to
     change in accounting method               -        -      3,495       -

    Net profit (loss)                     (45,076) (15,404)  (58,865) (36,670)

    Basic earnings (loss) per ordinary share (NIS 0.05 par value) from:

    Continuing operations                   (2.55)   (1.08)    (3.48)   (2.28)
    Discontinuing operation                 (0.12)    0.15     (0.18)    0.08
    Cumulative effect for the beginning
     of the year due to change in
     accounting method                         -        -       0.21       -
                                            (2.67)   (0.93)    (3.45)   (2.20)

    (*) Prepared in accordance with Israeli GAAP

                Condensed Consolidated Statement of Operations(*)

                                                       Convenience Convenience
                                                       translation translation
                                              Year     three-months six-months
                                              ended       ended       ended
                                           December 31,  June 30,    June 30,
                                               2004       2005         2005
                                            (Audited)        (Unaudited)
                                          NIS(thousands)   US $ (thousands)
    Revenues
    Hotels operations and management         218,365     14,580      26,504
    Commercial center operations              55,263      3,175       6,140
    Asset leasing                             13,238        722       1,445
    Retail revenue                                -       1,047       1,047
                                             286,866     19,524      35,136
    Cost of revenues
    Hotels operations and management         137,622      8,596      16,749
    Commercial center operations              59,885      3,590       6,618
    Asset leasing                              3,175        165         331
    Retail cost                                   -         361         361
                                             200,682     12,712      24,059

    Gross profit                              86,184      6,812      11,077
    Hotels' depreciation, amortization
     and operating expenses                   64,513      4,122       7,178
    Initiation expenses                        1,611        517       1,201
    Selling and marketing expenses            14,046      1,128       1,328
    General and administrative expenses       27,608      1,887       3,384
                                             107,778      7,654      13,091
    Operating loss before finance
     expenses, net                           (21,594)      (842)     (2,014)
    Finance expenses, net                    (34,805)    (5,388)     (7,882)
    Operating loss after finance
     expenses, net                           (56,399)    (6,230)     (9,896)
    Other expenses, net                       (9,361)    (2,798)     (2,171)
    Loss before income taxes                 (65,760)    (9,028)    (12,067)
    Income taxes (tax benefits)                 (647)       (46)         99
    Loss after income taxes                  (65,113)    (8,983)    (12,166)
    Share in loss of an associated
     company                                  (6,611)      (327)       (649)
    Minority interest in loss of a
     subsidiary                                 (724)       (86)       (172)
    Loss from continuing Operations          (72,448)    (9,395)    (12,987)
    Net profit from discontinuing
     operation                                11,067       (460)       (646)
    Cumulative effect for the beginning
     of the year due to change in
     accounting method                            -          -          764

    Net profit (loss)                        (61,381)    (9,855)    (12,869)

    Basic earnings (loss) per ordinary share (NIS 0.05 par value) from:

    Continuing operations                      (4.50)     (0.56)      (0.76)
    Discontinuing operation                     0.69      (0.03)      (0.04)
    Cumulative effect for the beginning
     of the year due to change in
     accounting method                            -          -         0.05
                                               (3.81)     (0.59)      (0.75)

    (*) Prepared in accordance with Israeli GAAP

                     Condensed Consolidated Balance Sheets(*)
                                                                     Convenience
                                                                     translation
                                        June 30,       December 31,  June 30,
                                     2005       2004      2004        2005
                                      (Unaudited)      (Audited)    (Unaudited)
                                                                        US
                                           (NIS thousands)          (Thousands)
    ASSETS
    Current Assets
    Cash and cash equivalents       26,981     67,417     41,777      5,899
    Short-term investments
     and deposits                  171,498    167,083    179,179     37,494
    Accounts receivable - trade     21,902     21,311     17,209      4,788
    Receivable and other
     debit balances                 20,481     23,505     16,256      4,478
    Inventories                      8,591      2,828      2,433      1,878
                                   249,453    282,144    256,854     54,537

    Long-Term Receivables
     and Investments
    Deposits, loans and long-term
     receivables                    44,033     82,538     39,992      9,627
    Investments in investee
     companies and other            40,215     22,239     41,436      8,792
                                    84,248    104,777     81,428     18,419

    Fixed Assets                 2,230,002  2,084,245  2,185,325    487,539

    Other Assets and
     Deferred Expenses              15,041      7,774     12,649      3,288

    Assets Related to
     Discontinuing Operation        13,110     14,760     14,700      2,866

                                 2,591,854  2,493,700  2,550,956    566,649

    (*) Prepared in accordance with Israeli GAAP


                   Condensed Consolidated Balance Sheets(*)

                                                                     Convenience
                                                                     translation
                                        June 30,       December 31,   June 30,
                                     2005       2004      2004          2005
                                      (Unaudited)       (Audited)    (Unaudited)
                                                                         US
                                          (NIS thousands)            (Thousands)
    LIABILITIES AND
     SHAREHOLDERS' EQUITY
    Current Liabilities
    Short-term credits             157,920    430,588    135,429     34,525
    Accounts payable - trade        47,092     55,942     46,624     10,296
    Payables and other
     credit balances                77,479     76,009     56,357     16,939
                                   282,491    562,539    238,410     61,760

    Long-Term Liabilities        1,381,171    904,158  1,325,803    301,961

    Liabilities Related to
     Discontinuing Operations       70,557     78,943     71,410     15,426

    Minority interest               31,342     29,770     32,453      6,852

    Shareholders' equity           826,293    918,290    882,880    180,650


                                 2,591,854  2,493,700  2,550,956    566,649


    (*) Prepared in accordance with Israeli GAAP